UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1


                    Loews Cineplex Entertainment Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


               Shares of Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   54023-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                August 25, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

     |_| Rule 13d-1(b)
     |x| Rule 13d-1(c)
     |_| Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
                                  ------------
CUSIP No. 54023-10-0
--------------------------

--------------------------------------------------------------------------------
1   Names of Reporting Persons
    I.R.S. Identification Nos. of above Persons (entities only)

    MDP Ventures II LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group      (a) |_|
    (See Instructions)                                    (b) |x|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization

    New York
--------------------------------------------------------------------------------
                    5   Sole Voting Power
                        0
   Number of        ------------------------------------------------------------
   Shares           6   Shared Voting Power
   Beneficially         0
   Owned by         ------------------------------------------------------------
   Each             7   Sole Dispositive Power
   Reporting            0
   Person with     ------------------------------------------------------------
                    8   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    6,092,700
--------------------------------------------------------------------------------
10  Check Box If the Aggregate Amount in Row (9)
    Excludes Certain Shares                                   |_|
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    10.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------
CUSIP No. 54023-10-0
--------------------------

--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. of above Persons (entities only)

    Millennium Development Partners II LLC
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group        (a) |_|
    (See Instructions)                                      (b) |x|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Citizenship or Place of Organization

    New York
--------------------------------------------------------------------------------
                    5   Sole Voting Power
                        0
   Number of        ------------------------------------------------------------
   Shares           6   Shared Voting Power
   Beneficially         0
   Owned by         ------------------------------------------------------------
   Each             7   Sole Dispositive Power
   Reporting            0
   Person with     ------------------------------------------------------------
                    8   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    6,092,700
--------------------------------------------------------------------------------
10  Check Box If the Aggregate Amount in Row (9)
    Excludes Certain Shares                                   |_|
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    10.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------
CUSIP No. 54023-10-0
--------------------------



--------------------------------------------------------------------------------
1   Name of Reporting Persons
    I.R.S. Identification Nos. of above Persons (entities only)

    Christopher M. Jeffries
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group       (a) |_|
    (See Instructions)                                     (b) |x|
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization

    United States of America
--------------------------------------------------------------------------------
                    5   Sole Voting Power
                        6,092,700
   Number of        ------------------------------------------------------------
   Shares           6   Shared Voting Power
   Beneficially         0
   Owned by         ------------------------------------------------------------
   Each             7   Sole Dispositive Power
   Reporting            6,092,700
   Person with     ------------------------------------------------------------
                    8   Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9   Aggregate Amount Beneficially Owned by Each Reporting Person
    6,092,700
--------------------------------------------------------------------------------
10  Check Box If the Aggregate Amount in Row (9)
    Excludes Certain Shares                                   |_|
--------------------------------------------------------------------------------
11  Percent of Class Represented by Amount in Row (9)
    10.4%
--------------------------------------------------------------------------------
12  Type of Reporting Person
    IN
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Loews Cineplex Entertainment Corporation

Item 1(b). Address of Issuer's Principal Executive Offices:

           Loews Cineplex Entertainment Corporation
           711 Fifth Avenue; 11th Floor
           New York, New York 10022

Item 2(a). Name of Person Filing:

           This Schedule 13G is being filed by (i) MDP Ventures II LLC ("MDP Ventures"), (ii) Millennium Development Partners II LLC ("Millennium Development") and (iii) Christopher M. Jeffries ("CMJ", and together with MDP Ventures and Millennium Development, the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The principal business office for each of the Reporting Persons is:

           c/o Millennium Partners Management LLC
           1995 Broadway
           New York, New York 10023
           Attention:  Brian J. Collins

Item 2(c). Citizenship:

           CMJ is a citizen of the United States of America.

           MDP Ventures and Millennium Development were both organized in the State of New York.

Item 2(d). Title of Class of Securities:

           Shares of Common Stock, par value $0.01 per share (the "Common
           Stock").

Item 2(e). CUSIP Number:

           54023-10-0

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

           Not Applicable.

                                  SCHEDULE 13G
                                  ------------
CUSIP No. 54023-10-0
--------------------------


Item 4.    Ownership:

           (a) As of the date of this Amendment No. 1 to Schedule 13G, (i) MDP Ventures beneficially owned an aggregate of 6,092,700 shares of the Common Stock, constituting 10.4% of the shares of Common Stock outstanding; (ii) Millennium Development beneficially owned an aggregate 6,092,700 shares of the Common Stock, constituting 10.4% of the shares of Common Stock outstanding, and (iii) CMJ beneficially owned an aggregate of 6,092,700 shares of the Common Stock, constituting 10.4% of the shares of Common Stock outstanding.

           (b)    Percent of Class: 10.4%

           (c) MDP Ventures is the holder of record with respect to 6,092,700 shares of Common Stock. Millennium Development, as the managing member of MDP Ventures, has the power to vote and the power to dispose of the Common Stock held by MDP Ventures. CMJ, as the holder of a majority of the limited liability company interests of Millennium Development, has the power to manage Millennium Development and therefore has the sole power to vote and the sole power to dispose of the Common Stock held by MDP Ventures. The Reporting Persons do not have shared power to vote or direct the vote, or shared power to dispose or to direct the disposition of the Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class:

           Not Applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person:

           Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

           Not Applicable.

Item 8.    Identification and Classification of Members of the Group:

           Not Applicable.

Item 9.    Notice of Dissolution of Group:

           Not Applicable.

Item 10.   Certification:

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 14, 2000
                                    MDP VENTURES II LLC


                                    By:
                                        ---------------------------------------
                                        Steven L. Hoffman, Vice President


                                   MILLENNIUM DEVELOPMENT PARTNERS II LLC


                                    By:
                                        ---------------------------------------
                                        Steven L. Hoffman, Vice President


                                   CHRISTOPHER M. JEFFRIES


                                    By:
                                        ---------------------------------------
                                        Steven L. Hoffman, his attorney-in-fact